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18005056

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC
408

SEC FILE NUMBER
8- 42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7807 Baymeadows Road East Suite 200
(No. and Street)

Jacksonville, FL 32256
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tamarah D. Jones 904-354-5573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr, Chairman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAARON M. ANDERSON
MY COMMISSION # FF 171995
EXPIRES: November 8, 2018
Bonded Thru Notary Public Underwriters

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2017

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ALLEN C. EWING & CO.
Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ALLEN C. EWING & CO., as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of ALLEN C. EWING & CO. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of ALLEN C. EWING & CO.'s management. Our responsibility is to express an opinion on ALLEN C. EWING & CO.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ALLEN C. EWING & CO. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of ALLEN C. EWING & CO.'s financial statements. The supplemental information is the responsibility of ALLEN C. EWING & CO.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as ALLEN C. EWING & CO.'s auditor since 2016.

Lafayette, Indiana
February 27, 2018

TABLE OF CONTENTS

ALLEN C. EWING & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

ASSETS

ASSETS		
Cash	$	4,698
Investments		105,773
Due from affiliates		1,130
Property and Equipment, net of accumulated depreciation		-
TOTAL ASSETS		111,601

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		12,169
TOTAL LIABILITIES		12,169
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value; 15,000 share authorized; 5,100 shares issued and outstanding		510
Addional paid-in capital		1,414,877
Retained earnings		(1,315,955)
TOTAL STOCKHOLDER'S EQUITY		99,432
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	111,601

ALLEN C. EWING & CO.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE	
Commissions	103,052
Management counsulting fees	153,520
Private placement fees	309,000
TOTAL REVENUE	565,572
EXPENSES	
General and administrative expenses	217,027
Salary and commission expense	315,341
TOTAL EXPENSES	532,368
Operating income	33,204
Other income, net	33,462
NET INCOME	$ 66,666

ALLEN C. EWING & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 510	$ 1,486,557	$ (1,382,621)	$ 104,446
Net Income	-	-	66,666	66,666
Stockholder's contributions, net	-	(71,680)	-	(71,680)
BALANCE AT THE END OF THE YEAR	$ 510	$ 1,414,877	$ (1,315,955)	$ 99,432

ALLEN C. EWING & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	66,666
Adjustments to reconcile net income to net cash provided by Operating activities:		
Depreciaiton	$	3,406
(Increase) decrease in operating assets:		
Due from affiliates		14,830
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(7,480)
Net Cash Provided by Operating Activities		77,422
CASH FLOWS FROM INVESTING ACTIVITIES		
Stockholder contributions (distributions), net		(71,680)
Purchase of investments - net		(10,060)
Net Cash Used in Investing Activities		(81,740)
NET (DECREASE) IN CASH		(4,318)
CASH AT BEGINNING OF YEAR		9,016
CASH AT END OF YEAR	$	4,698

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— ALLEN C. EWING & CO. a Florida C corporation (the Firm), is a registered broker/dealer with the Securities and Exchange Commission (SEAC)A and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance maters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeast United States.

   The sole stockholder of the Firm is Ewing Capital Partners, LLC (ECP), a Florida limited liability company.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2017.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Accounts Receivable— Accounts Receivable consists of primarily of commission receivables recorded at the original invoice amount net of allowances for contractual adjustments and estimated uncollectible accounts, if any, and do not bear interest. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. The Firm determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. At December 31, 2017, the Firm determined that there was no need for an allowance for uncollectible accounts receivable.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. Revenue Recognition— Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

h. Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as the securities transaction occur.

i. Investment Advisory Income—Investment advisory fees are received quarterly; however, are recognized as earned on a pro rata basis over the term of the contract.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

j. Property and Equipment—Property and equipment are recorded at costs. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Estimated useful lives for deprecation are between 3 and 10 years.

   In accordance with authoritative guidance, the Firm reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of ling-live assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist at December 31, 2015.

k. Investments—Investments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

l. Deferred Rent—The Firm amortizes lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

m. Income Taxes—The Firm records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

   The Firm evaluates its tax position for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Firm recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Firm has analyzed tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

n. Revenue Recognition—Private placement fees are earned by assisting customers in raising customers in raising capital from private investors. Private placement revenues are recognized when the terms of the engagement have been fulfilled.

   Commissions are earned on sales of mutual fund shares, life insurance policies and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized when earned.

   Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

   Fund management fees are earned by providing investment fund man agreement services to clients of the investment management fund. Fund management fees are recognized when earned.

   Management consulting services revenue are recognized as the related services are rendered.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2016, there were commissions receivable of $0 and accrued commissions payable of $0 at December 31, 2017.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2)(i) "Special Account for the Exclusive Benefit of customers maintained". During the year ended December 31, 2017 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an C Corporation for tax purposes.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2017.

The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2017, net capital as defined by the rules, equaled $75,750. The ratio of aggregate indebtedness to net capital was 16.06. Net capital in excess of the minimum required was $70,750.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2017 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

NOTE 11: INCOME TAXES

The components of the Firm's deferred tax assets consisted of the following at December 31, 2017:

Net Operating Loss:	$ 422,098
Valuation allowance	(422,098)
Deferred tax assets, net	$ 0

Based on the available objective evidence, the Firm believe it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Firm provided for a full valuation allowance agains its deferred tax assets at December 31, 2017. The firm has total net operating loss carryforwards available to offset future taxable income of approximately $1,127,919. To the extent not used, these loss carryforwards will begin to expire in 2023.

The income tax provision differs from amounts computed by applying the federal statutory income tax rate to pretax loss as follows for the year ended December 31, 2017:

Tax benefit using federal statutory rate	$ 35,359
State income tax benefit, net of federal tax effect	3,775
Change in valuation allowance	(39,134)
Income tax expense	$ 0

NOTE 12: FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, established a framework for measuring fair value, and established a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or coast approach as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quotes prices (unadjusted) in active markets for identical assets or liabilities that the Firm can access at the measurement date.

Leve 2. Inputs other than quoted prices included within level 1 are observable for asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics to the security, To the extent that valuation is based on models or imputes that are less observable or unobservable in the market, the determination of fair value requires more judgment, Accordingly, the degree of judgment exercised in determining fair value is greater for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest input that is significant to the fair value measurement in its entirety.

Fair value is the market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumption are set to reflect those that the Firm believes market participants would us in pricing the asset or liability at the measurement date.

A description of the evaluation techniques applied to the firm's major categories of assets and liabilities measured at fair value on recurring basis follows.

Corporate Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

(continued)

NOTE 12: FAIR VALUE HIERARCHY (continued)

The following table presents the Firm's fair vale hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

ASSET	Level 1	Level 2	Level 3	Total
Corporate Bonds	-0-	$102,170	-0-	$102,170

NOTE 13: RELATED PARTY TRANSACTIONS

The Firm, is a wholly-owned subsidiary of Ewing Capital Partners (ECP). The Firm owed Ewing Loan Advisors, Inc. (ELA), wholly owned subsidiary of Ewing Capital Partners (ECP), $0 at December 31, 2017. These unsecured balances are due on demand and do not accrue interest.

The Firm manages an investment fund, Ewing Emerging Financial Institution Fund I, LP (Fund I) that invests in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of the Firm are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to this management agreement with fund I, the Firm received $0 in advisory fees for the year ended December 31, 2017.

The Firm manages a second investment fund, Ewing Emerging Financial Institution Fund III, LP (Fund III) with similar investment criterial and objectives as Fund I. certain officers of the Firm are officers of the General Partner of fund III. Pursuant to its management agreement with Fund III, the Firm received $0 in advisory fees for the year ended December 31, 2017.

The General Partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund GP, LLC. The sole member of the General Partner is the Firm.

During 2017, the firm charged ERE $51,880 for management fees and rent.

During 2017, the Firm charged Income Enhancement Strategies, LLC (IES), and affiliated through common ownership $158,950 for IES's proportionate share of the rent and overhead costs of shared facilities in the charlotte office. The firm also received reimbursement form IES for shared services. During the year, the Firm received 158,950, which offset payroll costs.

During 2017, the Firm received $10,760 from Great Lakes & Atlantic Wealth Management (GL&A) for their proportionate share of rent and $69,770 for reimbursement of employee salaries. The agreement for reimbursement for rent ceased on April 30, 2017.

NOTE 13: COMMITMENTS AND BUSINESS CONCENTRATIONS

Concentrations—Financial instruments which potentially subject the Firm to a concentration of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents balances are exposed to credit risk since the Firm periodically maintains balances more than federally insured limits. The Firm does not believe it is exposed to any significant credit risk on these deposits.

During the year ended December 31, 2017, the Firm generated revenues from one customer comprising 30 percent of total revenues.

Leases—The Firm leases certain equipment and facilities under non-cancelable operating lease agreements that expire at various dates through 2019. The lease expense was $118,914 for the year ended December 31, 2017.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms more than on year consisted of the following at year end:

2018	$122,181
2019	$ 10,391
Total	$132,572

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017
SCHEDULE I, II, III

SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	99,432
less nonallowable assets from Statement of Financial Condition		(7,867)
Total ownership equity qualified for Net Capital	$	91,565
Haircuts on securities		(15,815)
Net Capital before haircuts on securities positions	$	75,750

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1

Aggregate indebtedness	$	12,169
Net Capital required based on aggregate indebtedness (6-2/3%)		812
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess net capital		70,750
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(a) - 10% of total aggregate indebtedness		1,217
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)		69,750
Percentage of Aggregate Indebtedness to Net Capital		16.06%

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

ALLEN C. EWING & CO. does not carry custimer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15C3-3. Therefore ALLEN C. EWING & CO. is exempt from the provisions of this rule.

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2017, there were the following matereial differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

Net Capital as reported in FOCUS Report for Qtr 4-2017	$	77,487
Depreciation Adjustment	$	(3,401)
Miscellaneous Adjustment		1,664
Net Capital as reported in Audited Financial Statements	$	75,750

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
ALLEN C. EWING & CO.
Jacksonville, Florida

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 27, 2018

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
ALLEN C. EWING & CO.
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by ALLEN C. EWING & CO. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating ALLEN C. EWING & CO.'s compliance with the applicable instructions of Form SIPC-7. ALLEN C. EWING & CO.'s management is responsible for ALLEN C. EWING & CO.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 27, 2018

ALLEN C. EWING & CO.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2017

EDWARD OPPERMAN, CPA

CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
ALLEN C. EWING & CO.
JACKSONVILLE, FLORIDA

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Morris Group, Inc. (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 240. 15c3-3: ***(2) (ii)***, and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (ii)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 27, 2018

EWING

INVESTMENT BANKERS SINCE 1939

EXEMPTION REPORT
YEAR ENDING DECEMBER 31, 2017

Allen C. Ewing & Co. (the "Company") is a registered broker dealer subject to Rule 17a-5 by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ending December 31, 2017.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2017 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2017.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Allen C. Ewing & Co.

I, Benjamin C. Bishop, Jr., affirm that to my best knowledge and belief, this Exemption Report is true and accurate.

By: Benjamin C. Bishop

Title: Chairman

Date: 2/26/2018

SIPC-7 (35-REV 6/17)

SEC Mail Processing Section MAR 05 2018 Washington DC

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7 (35-REV 6/17)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Allen C Ewing & Co
7807 Baymeadows Rd E Suite 200
Jacksonville, FL 32256

FINRA 8-42393 DEC

COPY

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ben Bishop 904-354-5573

2. A.	General Assessment (item 2e from page 2)	$694.00
B.	Less payment made with SIPC-6 filed (exclude interest) July 27, 2017 Date Paid	(482.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	212.00
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$212.00
G.	PAYMENT: √ the box Check mailed to P.O. Box [✔] Funds Wired [ ] Total (must be same as F above) $212.00	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen C Ewing & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2017
and ending Dec 31, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $565,572

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 103,052

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 103,052

2d. SIPC Net Operating Revenues $462,520

2e. General Assessment @ .0015 Rate effective 1/1/2017 $694

(to page 1, line 2.A.)